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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

UNDERWRITING AGREEMENT

March 9, 2011

Kiska Metals Corporation
575 – 510 Burrard Street
Vancouver, British Columbia
V6C 3A8

Attention:

Jason Weber

President & Chief Executive Officer

Dear Sirs:

We understand that Kiska Metals Corporation (the “Corporation”) proposes to issue and sell 13,100,000 units (the “Units”) of the Corporation. Each Unit will be comprised of one common share of the Corporation (a “Common Share”) and one half of one transferable common share purchase warrant  of the Corporation (each whole warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one common share of the Corporation (a “Warrant Share”) for a period of 24 months commencing on the Closing Date (as hereinafter defined) at an exercise price of $1.60.

Upon and subject to the terms and conditions contained herein, Raymond James Ltd., National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc. and Union Securities Ltd. (individually, an “Underwriter” and together the “Underwriters”) hereby severally, and not jointly and severally, offer, to purchase from the Corporation in the respective percentages set forth in section 15 herein, and the Corporation hereby agrees to sell to the Underwriters, on a “bought deal” basis, all but not less than all of the Units at a price of $1.15 per Unit (the “Issue Price”) for aggregate proceeds of $15,065,000, provided that the Underwriters may arrange for substituted purchasers for the Units resident in the Qualifying Jurisdictions (as hereinafter defined) and in the remaining Selling Jurisdictions (as hereinafter defined) where the Units may be lawfully sold (“Substituted Purchasers”). The Underwriters, through their respective U.S. registered broker-dealer affiliates, may offer and sell the Units to persons in the United States (as hereinafter defined) and to, or for the account or benefit of, U.S. Persons (as hereinafter defined) pursuant to an exemption from the registration requirements of the U.S. Securities Act (as hereinafter defined) and all applicable securities laws of the states of the United States and in accordance with the U.S. Private Placement Memorandum (as hereinafter defined) and Schedule “A” attached hereto.

We understand that the Corporation proposes to grant to the  Underwriters, for the purpose of covering over-allotments, if any, and for purposes of market stabilization in connection with the Offering, an option (the “Over-Allotment Option”) for the Underwriters to purchase up to an additional 1,965,000 Units (the “Over-Allotment Units”) at a price per Over-Allotment Unit equal to the Issue Price.  Each Over-Allotment Unit will be comprised of one Share (an “Over-

Allotment Share”) and one half of a Warrant (an “Over-Allotment Warrant”). Each Over-Allotment Warrant will entitle the holder to purchase one Warrant Share (an “Over-Allotment Warrant Share”) for a period of 24 months from the date of issuance at an exercise price of $1.60. The Over-Allotment Option may be exercised up to 30 days after the Closing Date, in whole or in part by delivery to the Corporation by the Underwriters of the Over-Allotment Notice (as hereinafter defined).  For the purposes of this Agreement, all references to the “Offering” (as hereinafter defined), “Units”, “Common Shares”, “Warrants” and “Warrant Shares” will include the exercise of the Over-Allotment Option and the Over-Allotment Shares, Over-Allotment Warrants and Over-Allotment Warrant Shares, as the context permits or requires.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the sale of the Units and distributing the Units, directly and through the Selling Group (as hereinafter defined), the Corporation agrees to pay to the Underwriters a cash fee (the “Underwriters’ Fee”) in an amount equal to 6.0% of the gross proceeds received by the Corporation from the issue and sale of the  Units (including, for greater certainty, any Over-Allotment Units). The Corporation agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions (the “Selling Group”), in each case acceptable to the Corporation, acting reasonably, as their agents to assist in the Offering in the Selling Jurisdictions and that the Underwriters may determine the remuneration payable to such other dealers appointed by them.

DEFINED TERMS

The following terms will have the meanings ascribed to them below in this Agreement:

(a)

“Acts” means collectively, the securities act or other similar legislation of each Qualifying Jurisdiction;

(b)

“affiliate”, “distribution”, “material fact”, “material change”, “misrepresentation” and “affiliate” have the respective meanings ascribed to such terms in the Securities Act (British Columbia);

(c)

“Agreement” means this agreement relating to the sale of the Units by the Corporation, including the Schedules and appendices attached hereto;

(d)

“Business Day” means a day which is not: (i) a Saturday or Sunday or (ii) a statutory or civic holiday or a day on which commercial banks are not open for business in Vancouver, British Columbia;

(e)

“Claim” has the meaning ascribed to such term in section 12.4 of this Agreement;

(f)

“Closing” means the closing of the purchase and sale of the Units and, if the Over-Allotment Option is exercised at or as of the closing of such purchase and sale, the Over-Allotment Units;

(g)

“Closing Date” means March 23, 2011 or such earlier or later date as the Corporation and the Underwriters may agree, but in any event no later than 42 days after the date of the Final Receipt;

(h)

“Closing Time” means 5:30 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree upon in writing;

(i)

“Common Shares” has the meaning ascribed to such term in the first paragraph of this Agreement;

(j)

“Continuing Underwriter” has the meaning ascribed to such term in section 15.2 of this Agreement;

(k)

“Corporation” has the meaning ascribed to such term in the first paragraph of this Agreement;

(l)

“Corporation’s Auditors” means Hay & Watson, Chartered Accountants;

(m)

“Corporation’s Counsel” means Fraser Milner Casgrain LLP;

(n)

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports, press releases or other documents issued by the Corporation, whether before or after the date of this Agreement, that are required by applicable Securities Laws to be incorporated by reference into the Prospectus;

(o)

“Disclosure Record” has the meaning ascribed to such term in section 7.1(h) of this Agreement;

(p)

“Final Prospectus” means the final short form prospectus of the Corporation relating to the offering of the Units together with the Documents Incorporated by Reference under the Securities Laws applicable in the Qualifying Jurisdictions;

(q)

“Final Receipt” means a receipt for the Final Prospectus issued by the Principal Regulator in accordance with MI 11-102, which receipt evidences: (i) the issuance of a receipt for the Final Prospectus from the  Ontario Securities Commission; and (i) a deemed receipt from each of the other Securities Commissions in the Qualifying Jurisdictions;

(r)

“GAAP” means generally accepted accounting principles in Canada;

(s)

“Indemnitor” has the meaning ascribed to such term in section 12.1 of this Agreement;

(t)

“Indemnified Party” and “Indemnified Parties” have the respective meanings ascribed to such terms in section 12.1 of this Agreement;

(u)

“Issue Price”  has the meaning ascribed to such term in the first paragraph of this Agreement;

(v)

“Losses” has the meaning ascribed to such term in section 12.1 of this Agreement;

(w)

“Material Adverse Effect” means a material adverse effect on the business, assets, properties, liabilities, obligations, cash flow, income, results of operations or condition (financial or otherwise) of the Corporation and the Material Subsidiary taken as a whole;

(x)

“Material Subsidiary” means Geoinformatics Alaska Exploration, Inc., an indirect wholly-owned subsidiary of the Corporation;

(y)

“MI 11-102” means Multilateral Instrument 11-102 - Passport System;

(z)

“Mining Rights” has the meaning ascribed to such term in section 7.1(i) of this Agreement;

(aa)

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(bb)

“NP 11-202” means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

(cc)

“Offering” means the offering of the Units pursuant to the Prospectus (including, if applicable, any Units issued pursuant to the exercise of the Over-Allotment Option);

(dd)

“Offering Documents” means, collectively, the Prospectus, any Supplemental Material and the U.S. Private Placement Memorandum;

(ee)

“Over-Allotment Closing” means, if the Over-Allotment Option is exercised after Closing, the closing of the purchase and sale of the Over-Allotment Units pursuant to the exercise of the Over-Allotment Option;

(ff)

“Over-Allotment Notice” means the written notice to be delivered to the Corporation by the Underwriters not less than two Business Days prior to the date of the Over-Allotment Closing specifying the aggregate number of Over-Allotment Units which the Underwriters wish to purchase pursuant to the exercise of the Over-Allotment Option;

(gg)

“Over-Allotment Option” has the meaning ascribed to such term in the third paragraph of this Agreement;

(hh)

“Over-Allotment Shares” has the meaning ascribed to such term in the third paragraph of this Agreement;

(ii)

“Over-Allotment Units” has the meaning ascribed to such term in the third paragraph of this Agreement;

(jj)

“Over-Allotment Warrants” has the meaning ascribed to such term in the third paragraph of this Agreement;

(kk)

“Over-Allotment Warrant Shares” has the meaning ascribed to such term in the third section of this Agreement;

(ll)

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation relating to the offering of the Units together with the Documents Incorporated by Reference into the preliminary short form prospectus, filed in accordance with NI 44-101;

(mm)

“Principal Regulator” means the British Columbia Securities Commission or such other securities regulatory authority as may be determined pursuant to MI 11-102;

(nn)

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus, in each case including all of the Documents Incorporated by Reference;

(oo)

“Purchasers” means, collectively, each of the purchasers of Units arranged by the Underwriters pursuant to the Offering, including, the Substituted Purchasers and, if applicable, the Underwriters;

(pp)

“Qualifying Jurisdictions” means each of the provinces of Canada, other than Québec;

(qq)

“Refusing Underwriter” has the meaning ascribed to such term in section 15.2 of this Agreement;

(rr)

“Regulation D” means Regulation D as promulgated under the U.S. Securities Act;

(ss)

“Regulation S” means Regulation S as promulgated under the U.S. Securities Act;

(tt)

“Regulatory Authorities” means collectively, the Securities Commissions, the TSXV and the securities regulatory authorities in applicable international jurisdictions;

(uu)

“SEC” means the United States Securities and Exchange Commission;

(vv)

“Securities Commission” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

(ww)

“Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the Selling Jurisdictions, as applicable, and the respective regulations and rules made under those securities laws together with all rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions granted in connection with the transactions contemplated by this Agreement;

(xx)

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(yy)

“Selling Group” has the meaning ascribed to such term in paragraph 4 of this Agreement;

(zz)

“Selling Jurisdictions” means each of the provinces of Canada, other than Québec, and any state of the United States and such other eligible foreign jurisdictions as the Underwriters and Corporation may agree prior to the Closing Date as evidenced by the Corporation’s acceptance of a Purchaser from such jurisdiction;

(aaa)

“Standard Listing Conditions” has the meaning ascribed in section 4.1(e);

(bbb)

“Substituted Purchasers” has the meaning ascribed to such term in paragraph 2 of this Agreement;

(ccc)

“Supplemental Material” means, collectively, any amendment to the Prospectus, any amended or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under applicable Securities Laws, supplemental prospectus or ancillary material required to be filed with any of the Securities Commissions in connection with the distribution of the Units and any Documents Incorporated By Reference;

(ddd)

“Survival Limitation Date” means the later of: (i) the second anniversary of the Closing Date; and (ii) the latest date under the Securities Laws relevant to a Purchaser (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplemental Material;

(eee)

“Technical Report” means the technical report, prepared by each of R.J. Morris, M.Sc., P.Geo., Robert J. Tucker, P.Eng. and Susan C. Bird, M.Sc., P.Eng. in compliance with the requirements of National Instrument 43-101 – Standards of Disclosure For Mineral Projects, entitled “Resource Estimate Update for the

Whistler Gold Copper Deposit and Results of Property Wide Exploration” dated February 15, 2011;

(fff)

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the common shares of the Corporation;

(ggg)

“TSXV” means the TSX Venture Exchange;

(hhh)

“Underwriter” and “Underwriters” have the respective meanings ascribed to such terms in the first paragraph of this Agreement;

(iii)

“Underwriters’ Counsel” means McCullough O’Connor Irwin LLP;

(jjj)

“Underwriters’ Fee” has the meaning ascribed to such term in the fourth paragraph of this Agreement;

(kkk)

“Units” has the meaning ascribed to such term in the first paragraph of this Agreement;

(lll)

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(mmm)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(nnn)

“U.S. Person” means a “U.S. person”, as defined in Rule 902(k) of Regulation S;

(ooo)

“U.S. Private Placement Memorandum” means the United States private placement memorandum to be delivered together with the applicable Prospectus to offerees and purchasers in the United States or that are U.S. Persons, or that are purchasing for the account or benefit of U.S. Persons or persons in the United States in accordance with Schedule “A” hereto;

(ppp)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder;

(qqq)

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act, and any applicable securities laws of any state of the United States;

(rrr)

“Warrant Indenture” means the warrant indenture dated as of the Closing Date between the Corporation and the Transfer Agent, providing for the creation and issuance of the Warrants;

(sss)

“Warrants” has the meaning ascribed to such term in the first paragraph of this Agreement; and

(ttt)

“Warrant Shares” has the meaning ascribed to such term in the first paragraph of this Agreement.

Prospectus Filing

1.

The Corporation will, as soon as possible and in any event not later than 2:00 p.m. (Vancouver time) on March 9, 2011, have prepared and filed in each of the Qualifying Jurisdictions the Preliminary Prospectus and all other required documents relating to the proposed distribution of the Units in accordance with NI 44-101 and NP 11-202, respectively, with the Principal Regulator under MI 11-102, and will thereafter obtain a receipt for the Preliminary Prospectus from the Principal Regulator, effective March 9, 2011.

2.

The Corporation will, as soon as possible after any comments of the applicable Regulatory Authorities in the Qualifying Jurisdictions have been resolved and in any event not later than 5:00 p.m. (Vancouver time) on March 16, 2011 (or such later date as may be determined by the Underwriters in their sole discretion), have prepared and filed in each of the Qualifying Jurisdictions and obtained a Final Receipt under Securities Laws applicable in the Qualifying Jurisdictions for the Final Prospectus, filed all other required documents relating to the proposed distribution of the Units and fulfilled and complied with, to the reasonable satisfaction of the Underwriters, the Securities Laws required to be fulfilled or complied with by the Corporation to enable the Units to be lawfully distributed by the Underwriters, or through their respective U.S. registered broker-dealer affiliates or members of the Selling Group, to Purchasers in the Selling Jurisdictions.

Due Diligence

2.

Prior to the filing of the Prospectus and thereafter during the period of distribution of the Units, the Corporation will allow the Underwriters to participate fully in the preparation of, and to approve the form and content of, the Prospectus and will allow the Underwriters to conduct all due diligence investigations which the Underwriters reasonably require to fulfil their obligations as underwriters and in order to enable them to execute any certificate required to be executed by them in the Prospectus or in connection with the filing of the Prospectus.

deliveries on filing

2.

The Corporation will deliver to the Underwriters:

(a)

concurrently with the filing of the Preliminary Prospectus or Final Prospectus, as the case may be, a copy of the Preliminary Prospectus or Final Prospectus, as applicable, including all Documents Incorporated by Reference, signed and certified as required by the Securities Laws applicable in the Qualifying Jurisdictions, together with a copy of any other document required to be filed by the Corporation with the Principal Regulator pursuant to MI 11-102 in accordance with National Instrument 44-101;

(b)

concurrently with the delivery of any Supplemental Material required to be filed by the Corporation in compliance with the Securities Laws applicable in the Qualifying Jurisdictions, a copy of all such Supplemental Material, signed and certified as required by such Securities Laws, including all opinions, comfort letters and such other documentation reasonably requested by the Underwriters in the circumstances;

(c)

concurrently with the filing of the Final Prospectus with the Securities Commissions, a “long-form” comfort letter of the Corporation’s Auditors dated as of the date of the Final Prospectus (with the requisite procedures to be completed by the Corporation’s Auditors within two Business Days of the date of the Final Prospectus) addressed to the Underwriters, the Corporation and the directors of the Corporation in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation and other numerical data in the Final Prospectus, including all Documents Incorporated by Reference, which letter will be in addition to the auditors’ consent incorporated by reference into the Final Prospectus and the auditors’ comfort letters addressed to the Securities Commissions;

(d)

concurrently with the filing of the Preliminary Prospectus or Final Prospectus with the Securities Commissions, as the case may be, a copy of the related U.S. Private Placement Memorandum, which will constitute the representation of the Corporation that such U.S. Private Placement Memorandum complies in all materials respects with U.S. Securities Laws; and

(e)

prior to the filing of the Final Prospectus, evidence satisfactory to the Underwriters and the Underwriters’ Counsel, acting reasonably, that the Shares and the Warrant Shares, and, if applicable, the Warrants, have been conditionally approved for listing on the TSXV, subject to satisfaction by the Corporation of customary post-closing conditions imposed by the TSXV in similar circumstances (the “Standard Listing Conditions”).

2.

Delivery of the executed form of the Prospectus and any Supplemental Material to the Underwriters will constitute a representation and warranty by the Corporation to the Underwriters that, as at their respective dates of filing:

1.

all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters) contained in the Preliminary Prospectus, the Final Prospectus or any Supplemental Material, as the case may be, are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Units as required by the Securities Laws applicable in the Qualifying Jurisdictions;

2.

no material fact or information has been omitted from such disclosure (except facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

2.

except with respect to any information relating solely to the Underwriters and provided by the Underwriters, such documents comply in all material respects with the requirements of the Securities Laws applicable in the Qualifying Jurisdictions.

2.

The Corporation will, as soon as possible, but in any event not later than on the second Business Day after the issuance of a receipt by the Principal Regulator in respect of the Preliminary Prospectus and the Final Prospectus, respectively, pursuant to NP 11-202, and within two Business Days after the execution of any Supplemental Material, cause to be delivered to the Underwriters without charge, commercial copies of the Preliminary Prospectus, Final Prospectus and any Supplemental Material, as the case may be, as well as commercial copies of any related U.S. Private Placement Memorandum, in such numbers and to such locations as the Underwriters may reasonably request by written instructions given by the Underwriters to Corporation. The commercial copies of the Preliminary Prospectus, Final Prospectus and any Supplemental Material will be identical in content to the electronically transmitted versions thereof filed with the Securities Commissions pursuant to SEDAR.

2.

Such deliveries will constitute the consent of the Corporation to the Underwriters, their respective U.S. registered broker-dealer affiliates and any members of the Selling Group of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material in connection with the distribution of the Units in the Selling Jurisdictions in compliance with the provisions of this Agreement and the Securities Laws and of the U.S. Private Placement Memorandum for the offer and sale of the Units in the United States in compliance with the provisions of Schedule “A”.

2.

During the period commencing on the date hereof and until completion of the distribution of the Units, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters and the Underwriters’ Counsel prior to issuance.

Material Change During Distribution

2.

During the period from the date of this Agreement to the completion of the distribution of the Units, the Corporation will promptly notify the Underwriters in writing of:

2.

the full particulars of any material change (actual, anticipated, contemplated,  threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital, securities or control of the Corporation or the Subsidiary;

2.

any material fact which has arisen or been discovered and would have been required to have been stated in the Preliminary Prospectus, the Final Prospectus or

any Supplemental Material had the fact arisen or been discovered on, or prior to, the date of such documents; and

2.

any change in any material fact (which for the purposes of this Agreement will be deemed to include the disclosure of any previously undisclosed material fact) contained in the Preliminary Prospectus, the Final Prospectus or any Supplemental Material which fact or change is, or may be, of such a nature as to render any statement in such documents, misleading or untrue or which would result in a misrepresentation therein or which would result in the Preliminary Prospectus, the Final Prospectus or any Supplemental Material not complying with Securities Laws applicable in the Qualifying Jurisdictions.

2.

The Corporation will promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Securities Laws applicable in the Qualifying Jurisdictions or any other applicable laws as a result of such material fact or material change contemplated in section 5.1 herein.

2.

The Corporation will also, in good faith, discuss with the Underwriters any change, event or fact contemplated in section 5.1 which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under section 5.1 herein and will consult with the Underwriters with respect to the form and content of any Supplemental Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplemental Material will be filed with any Securities Commission prior to the review and approval by the Underwriters and the Underwriters’ Counsel, acting promptly and reasonably.

2.

If during the period of distribution of the Units, there will be any change in the Securities Laws applicable in the Qualifying Jurisdictions, which, in the opinion of the Underwriters, requires the filing of any Supplemental Material, the Corporation will, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplemental Material with the applicable Regulatory Authorities in each of the Qualifying Jurisdictions where such filing is required.

COVENANTS AND REPRESENTATIONS of the underwriters

2.

Each of the Underwriters severally, and not jointly and severally, covenants with the Corporation that it will (and will use its commercially reasonable best efforts to cause the members of the Selling Group to):

2.

conduct activities in connection with arranging for the sale and distribution of the Units in compliance with the Securities Laws, the Prospectus and the provisions of this Agreement;

2.

not, directly or indirectly, sell or solicit offers to purchase the Units or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration of the Units or filing of a prospectus or similar document with respect thereto or compliance by the Corporation with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of, or subject the Corporation (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the filing of the Prospectus in the Qualifying Jurisdictions);

2.

use reasonable efforts to complete and to cause the members of the Selling Group to complete the distribution of the Units as soon as reasonably practicable; and

2.

not make any representations or warranties with respect to the Corporation or its securities, other than as set forth in the Offering Documents.

2.

Each of the Underwriters agree on their own behalf and on behalf of their respective U.S. registered broker-dealer affiliates that all offers and sales of Units in the United States and to, or for the account or benefit of, U.S. Persons will only be made in compliance with Schedule “A” to this Agreement which is incorporated herein and forms a part of this Agreement.

2.

Notwithstanding the foregoing provisions of this section 6, an Underwriter will not be liable to the Corporation under this section 6 with respect to a default under this section 6 or Schedule “A” by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States, as the case may be.

Representations, Warranties and Covenants of the Corporation

2.

The Corporation represents and warrants to, and covenants with, the Underwriters, acknowledging that the Underwriters are relying upon such representations, warranties and covenants in completing the Closing:

2.

the Corporation and the Material Subsidiary are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction in which they were incorporated, continued or amalgamated and have all requisite corporate power and authority to carry on their respective businesses, as now conducted and as presently proposed to be conducted and to own their respective assets;

2.

the Corporation and the Material Subsidiary are duly registered and licensed to carry on business in the jurisdiction in which they carry on business or own property where so required by the laws of that jurisdiction;

2.

the authorized capital of the Corporation consists of an unlimited number of common shares without par value, of which as at the close of business on March

8, 2011, a total of 83,211,398 common shares were issued and outstanding as fully paid and non-assessable;

2.

the authorized capital of the Corporation’s indirectly wholly-owned subsdiary, Geoinformatics Exploration Ireland Limited in Ireland, is 1,000,000 shares with par value of €1.267938 per share and as at the close of business on March 8, 2011, a total of 102 shares were issued and outstanding as fully paid and non-assessable and were held by the Corporation;

2.

the authorized capital of the Material Subsidiary is 100,000 common shares without par value and as at the close of business on March 8, 2011, a total of 1,000 shares were issued and outstanding as fully paid and non-assessable and were held by Geoinformatics Exploration Ireland Limited;

2.

the Corporation will reserve or set aside sufficient shares in its treasury to issue the  Shares and the Warrant Shares in accordance with the terms of the Warrant Indenture and all such shares will be duly and validly issued as fully paid and non-assessable when issued in accordance with the agreements or instruments governing the same;

2.

except as qualified by the disclosure in all prospectuses, filing statements, information circulars, financial statements, management discussion and analysis, press releases, material change reports or any other document filed with the applicable Regulatory Authorities (collectively, the “Disclosure Record”), the Corporation or the Material Subsidiary is the beneficial owner or lessee or sublessees of the properties, business and assets or the interests in the material properties, business or assets referred to in the Disclosure Record and all material agreements by which the Corporation or the Material Subsidiary holds an interest in a material property, business or asset are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

2.

the Corporation or the Material Subsidiary holds either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which it has an interest that is material to the Corporation under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit it to explore the minerals relating thereto (the “Mining Rights”).  The Mining Rights have been validly recorded in accordance with all applicable laws and are valid and subsisting and the Corporation or the  Material Subsidiary has all necessary surface rights, access rights and other necessary rights to enable it to explore for minerals, ore and metals for development purposes, with only such exceptions as do not materially interfere with the use made by it of the rights or interests so held, and, except as disclosed in the Disclosure Record, each of the material proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in its name or the name of the Material Subsidiary;

2.

the Disclosure Record does not contain any material misrepresentation nor does it omit any material fact relating to the Corporation;

2.

except as qualified by the Disclosure Record, the financial statements of the Corporation contained in the Disclosure Record filed with any of the Securities Commissions and supplied by the Corporation to the Underwriters in connection with the Offering have all been prepared in accordance with GAAP, accurately reflect the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Corporation, as of the date thereof, and no adverse material changes in the financial position of the Corporation has taken place since September 30, 2010 except as otherwise disclosed to the Underwriters;

2.

the Corporation has complied and will comply fully, in all material respects, with the requirements of all applicable corporate and Securities Laws and administrative policies and directions, including, without limitation, the Acts and the Business Corporations Act (British Columbia) in relation to the issue of its securities and in all matters relating to the Offering;

2.

there is not presently, and will not be until the completion of the Closing any material change or change in any material fact relating to the Corporation or the Material Subsidiary of which the Corporation is aware and which has not been or will not be fully disclosed in the Disclosure Record and to the Underwriters;

2.

the issue of the Shares, Warrants and the Warrant Shares in accordance with the terms of the Warrant Indenture by the Corporation does not and will not conflict with, or result in a breach of, any of the terms of the Corporation’s constating documents or any agreement or instrument to which the Corporation is a party;

2.

neither the Corporation nor the Material Subsidiary is a party to any actions, suits or proceedings of which it has been served that could materially affect their business or financial condition, and to the best of the Corporation’s knowledge no such actions, suits or proceedings are contemplated or have been threatened that have not been disclosed to the Underwriters;

2.

neither the Corporation, the Material Subsidiary nor any other party, is in default in the observance or performance of any term or obligation to be performed by it under any contract entered into by the Corporation which is material to the business or affairs of the Corporation on a consolidated basis and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would have a Material Adverse Effect on the assets or properties, business, results of operations or condition (financial or otherwise) of the Corporation;

2.

there are no judgments against the Corporation or the Material Subsidiary which are unsatisfied, nor is the Corporation subject to any consent decrees or injunctions;

2.

this Agreement and the Warrant Indenture have been, or will be by the Closing, duly authorized by all necessary corporate action on the part of the Corporation, and the Corporation has full corporate power and authority to undertake the Offering, and this Agreement and the Warrant Indenture have been, or will be by the Closing, duly authorized, executed and delivered by the Corporation and this Agreement and the Warrant Indenture are legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

2.

the Corporation is a reporting issuer in the Provinces of British Columbia, and Alberta, the Corporation’s common shares are listed on the TSXV and the Corporation is not in any material respect in default of any of the requirements of the Acts or any of the administrative policies or notices of the TSXV. Except to the extent the Corporation participates in a merger, reorganization or business combination transaction which the directors of the Corporation determine to be in the best interests of the Corporation and following which the Corporation is not a “reporting issuer” in at least one of the Provinces of British Columbia or Alberta, or its common shares will no longer be listed on the TSXV, the Corporation will use its commercially reasonable best efforts to maintain its status as a “reporting issuer” in at least one of the Provinces of British Columbia or Alberta and to maintain the listing of its common shares on the TSXV, or such other recognized North American stock exchange or quotation system, to the date that is 24 months and one day following the Closing Date;

2.

no order ceasing, halting or suspending trading in securities of the Corporation nor prohibiting the sale of such securities has been issued to and is outstanding against the Corporation or its directors or officers and to the best of the Corporation’s knowledge, no investigations or proceedings for such purposes are pending or threatened;

2.

except as disclosed in the Disclosure Record or otherwise to any of the applicable Regulatory Authorities, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, other than pursuant to the Offering, for the issue or allotment of any unissued shares in the capital of the Corporation or any other security convertible into or exchangeable for any such shares, or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital;

2.

the Corporation has filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and has paid all taxes required to be paid by them and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently being contested in good faith;

2.

there are no liens for taxes on the assets of the Corporation that are known by the Corporation’s management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a Material Adverse Effect on the properties, business or assets of the Corporation;

2.

any and all operations of the Corporation and the Material Subsidiary have been conducted in material compliance with applicable laws, rules, regulations, orders and directions of government and other competent authorities;

2.

the minute books and corporate records of the Corporation and the Material Subsidiary as provided or made available to the Underwriters are true and correct in all material respects and contain all the resolutions of its directors and shareholders;

2.

the Corporation will not take any action which would be reasonably expected to result in the delisting or suspension of its common shares on or from the TSXV except in connection with a listing on another exchange or on or from any securities exchange, market or quotation facility on which the common shares are then listed or quoted and the Corporation will comply, in all material respects, with the rules and regulations thereof;

2.

the Corporation has not withheld, and will not withhold from the Underwriters, any facts relating to the Corporation or to the Offering that, to the Corporation’s knowledge, would be considered material to a Purchaser;

2.

the Corporation is a “foreign issuer” and reasonably believes that there is no “substantial U.S. market interest” in the Common Shares, Warrants or the Warrant Shares as such terms are defined in Regulation S;

2.

other than the Underwriters no person, firm or corporation acting or purporting to act at the request of the Corporation is entitled to any brokerage or finders fee in connection with the Offering;

2.

there has not been any reportable event (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) or reportable disagreements with the Corporation’s Auditors;

2.

the Corporation is eligible to qualify the distribution of the Common Shares, Warrants and the Warrant Shares using the short form prospectus procedures set out in NI 44-101;

2.

the Corporation has, or will have at the Closing Time, obtained all consents, approvals, permits, authorizations or filings as may be required the Securities Laws applicable in the Qualifying Jurisdictions and the by-laws, rules and regulations of the TSXV necessary to the performance by the Corporation of its obligations under this Agreement and the completion of the Offering;

2.

the Preliminary Prospectus and the Final Prospectus will contain the disclosure required by the Securities Laws applicable in the Qualifying Jurisdictions and will accurately summarize, in all material respects, the attributes of the Common Shares and the Warrants to be issued in accordance with the terms of the Warrant Indenture;

2.

the proceeds of the Offering, net of the Underwriters’ Fee and other expenses of the Offering, will be used for the purposes set out in the Final Prospectus under the heading “Use of Proceeds”;

2.

the Offering Documents will, at the respective dates of delivery thereof, contain full, true and plain disclosure of all material facts relating to each of the Offering, the Corporation and the Units (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein);

2.

none of the Offering Documents will contain a misrepresentation (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein);

2.

the Corporation will promptly notify the Underwriters in writing if, prior to termination of the distribution of the Units, there will occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a material change or change in a material fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Corporation or any other change which is of such a nature as to result in, or could result in, a misrepresentation in the Preliminary Prospectus, Final Prospectus or any

Supplemental Material or could render any of the foregoing not in compliance with any of the Securities Laws applicable in the Qualifying Jurisdictions;

2.

in respect of any such actual, anticipated, contemplated, threatened or prospective change referred to in the preceding section, the Corporation will, to the reasonable satisfaction of the Underwriters, issue or file, as applicable, promptly and, in any event, within all applicable time limitation periods with the Securities Commissions, in the case of a material adverse change, a new or amended Preliminary Prospectus, and, in the case of a material change, a new or amended Final Prospectus or Supplemental Material, as the case may be, or press release and material change report as may be required under the Securities Laws applicable in the Qualifying Jurisdictions and will comply with all other applicable filing and other requirements under the Securities Laws applicable in the Qualifying Jurisdictions including, without limitation, any requirements necessary to qualify the issuance and distribution of the Common Shares, Warrants and the Warrant Shares and will deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Preliminary Prospectus, Final Prospectus or Supplemental Material. The Corporation will not file any such new or amended disclosure documentation without first obtaining the approval of the form and content thereof by the Underwriters, which approval will be promptly considered and not unreasonably withheld, and will not issue or file, as applicable, any press release or material change report without giving the Underwriters a reasonable opportunity for review of the proposed forms;

2.

the Corporation will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in the preceding two sections; and

2.

its warranties and representations in this section are true and correct and will remain so as of the Closing.

regulatory approvals

2.

Prior to the filing of the Final Prospectus with the Securities Commissions, the Corporation will file or cause to be filed with the TSXV all necessary documents and will take or cause to be taken all necessary steps to ensure that the Corporation has obtained all necessary approvals for the Common Shares and the Warrant Shares to be conditionally listed on the TSXV, subject only to the Standard Listing Conditions. The Corporation will use reasonable commercial efforts to seek all necessary approvals for the Warrants to be conditionally listed on the TSXV, subject only to the Standard Listing Conditions.

Conditions to the CLOSING

2.

The obligation of the Underwriters to purchase the Units at the Closing Time on the Closing Date will be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement both as of the date hereof and as of the Closing Date, the performance by the Corporation of its obligations hereunder and the following additional conditions (all documents required to be delivered to the Underwriters in this section will have been received at the Closing Time and dated as of the Closing Date):

2.

the Underwriters will have received favourable legal opinions addressed to the Underwriters and the Underwriters’ Counsel, in form and substance satisfactory to the Underwriters’ Counsel, acting reasonably, from the Corporation’s Counsel, or local counsel, as appropriate, with respect to the following matters:

1.

the Corporation is existing under the Business Corporations Act (British Columbia) and has all requisite corporate power and authority to carry on the business of the Corporation as now carried on and contemplated by the Prospectus, to own its property and assets described in the Prospectus and to issue and sell the Common Shares, Warrants and the Warrant Shares to be issued and sold in the manner provided in this Agreement, and with respect to the Warrant Shares, in accordance with the terms of the Warrant Indenture and to enter into this Agreement and the Warrant Indenture and to carry out its obligations hereunder and thereunder;

2.

each of this Agreement, the Warrant Indenture and the Warrants have been duly authorized, executed and delivered by the Corporation and constitute a legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms except that: (A) no opinion need be expressed as to the enforcement of rights of indemnity and contribution hereunder; (B) enforcement may be limited by applicable law and by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors’ rights; and (C) equitable remedies, such as specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction;

2.

the execution and delivery of this Agreement and the Warrant Indenture by the Corporation, the fulfilment of the terms hereof and thereof by the Corporation and the issue, sale and delivery of the Common Shares, Warrants and the Warrant Shares to be sold by the Corporation in accordance with the terms of the Warrant Indenture at the Closing Time do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with: (A) the provisions of the Business Corporations Act (British Columbia) or British Columbia securities law; or (B) the terms, conditions or provisions of the notice of articles and articles of the Corporation (whether after notice or lapse of time or both) or (c) any resolutions of the directors or shareholders of the Corporation;

2.

the Corporation has all necessary corporate power and authority to execute and deliver this Agreement, the Warrant Indenture and the Warrants and to create, issue and sell the Common Shares, Warrants and the Warrant Shares in accordance with the terms of the Warrant Indenture;

2.

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material and the filing of such documents as are required with the Securities Commissions under the Securities Laws applicable in each of the Qualifying Jurisdictions;

2.

no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority having jurisdiction is required at this time for the execution and delivery by the Corporation of this Agreement and the performance of its obligations hereunder, except for such as have been made or obtained;

2.

the statements contained in the Final Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” in the Final Prospectus are a fair and accurate summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires Common Shares and Warrants pursuant to the Final Prospectus, subject to the qualifications, assumptions and restrictions set out therein;

2.

the attributes of the Common Shares and the Warrants are consistent in all material respects with the descriptions thereof contained in the Final Prospectus;

2.

the form and terms of the definitive certificates representing the Common Shares and Warrants have been duly approved by the directors of the Corporation and comply with the provisions of the articles and notice of articles of the Corporation and the requirements of the Business Corporations Act (British Columbia);

2.

subject to receipt of payment in full for them, the Common Shares and Warrant Shares will have been validly issued as fully paid and non-assessable securities in accordance with this Agreement and the terms of the Warrant Indenture, as applicable;

2.

the Common Shares and the Warrant Shares, and, if applicable, the Warrants, have been conditionally approved for listing on the TSXV, subject only to the Standard Listing Conditions;

2.

the Corporation is a “reporting issuer” in each of the Qualifying Jurisdictions and is not included in a list of defaulting reporting issuers (or equivalent) maintained by the Securities Commissions;

2.

all necessary documents have been filed and all other legal requirements have been fulfilled by the Corporation under the Securities Laws applicable in the Qualifying Jurisdictions to qualify the Common Shares, Warrants and the Warrant Shares for sale to the public in each of such Qualifying Jurisdictions through registrants properly registered under the Securities Laws applicable in the Qualifying Jurisdictions who have complied with the relevant provisions of the applicable Securities Laws;

2.

no prospectus, offering memorandum or other document is required to be filed, no proceeding required to be taken and no approval, permit, consent or authorization is required to be obtained under the Securities Laws applicable in the Qualifying Jurisdictions in connection with the first trade of the Warrant Shares in the Qualifying Jurisdictions through brokers or dealers properly registered under such Securities Laws, provided that:

(A)

a receipt was obtained for a prospectus qualifying the distribution of the Warrants;

(B)

the trade is not a “control distribution” as defined in NI 45-102 – Resale of Securities; and

(C)

the Corporation is a reporting issuer at the time of the trade;

2.

the Transfer Agent, at its principal office in Vancouver, has been duly appointed as the transfer agent and registrar for the common shares of the Corporation; and

2.

as to such other matters as the Underwriters’ Counsel may reasonably request prior to the Closing Time;

2.

the Underwriters will have received favourable legal opinions from the Corporation’s United States securities counsel, Harris, Mericle & Wakayama PLLC, in a form acceptable in all reasonable respects to the Underwriters and the Underwriters’ Counsel, to the effect that no registration is required under the U.S. Securities Act for the offer and sale of the Units, including the Common Shares and the Warrants, and the Warrant Shares issuable upon exercise of the Warrants in the United States;

2.

the Underwriters will have received favourable legal opinions from the Corporation’s counsel in Ireland, Eugene F. Collins, Solicitors, in a form acceptable in all reasonable respects to the Underwriters and the Underwriters’ Counsel, with respect to the existence of Geoinformatics Exploration Ireland

Limited under the laws of its jurisdiction of incorporation and as to its authorized share capital and the ownership of its issued share capital;

2.

the Underwriters will have received favourable legal opinions from the Corporation’s United States counsel in Alaska, J.P. Tangen, in a form acceptable in all reasonable respects to the Underwriters and the Underwriters’ Counsel, with respect to the existence of the Material Subsidiary under the laws of its jurisdiction of incorporation and as to the corporate power and capacity of the Material Subsidiary to own and lease property and assets and carry on activities as described in the Offering Documents, and as to its authorized share capital and the ownership of its issued share capital;

2.

the Underwriters will have received favourable legal opinions from the Corporation’s United States counsel in Alaska, J.P. Tangen, in a form acceptable in all reasonable respects to the Underwriters and the Underwriters’ Counsel, with respect to the Whistler project in the State of Alaska, as described in the Corporation’s Disclosure Record;

2.

the Underwriters will have received a letter from the Corporation’s Auditors addressed to the Underwriters, the Corporation and the directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to section 4.1(c) with such changes as may be necessary to bring the information in such letter forward to within two Business Days before the Closing Date, which changes will be acceptable to the Underwriters acting reasonably;

2.

the Underwriters will have received a certificate signed on behalf of the Corporation by the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation or such other senior officers of the Corporation as may be acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to all such matters as the Underwriters may reasonably request, including the following:

2.

the constating documents of the Corporation;

2.

the resolutions of the directors of the Corporation relevant to the allotment, issue and sale of the Common Shares, Warrants and the Warrant Shares, as applicable, and the authorization of all other agreements and transactions contemplated by this Agreement, including, without limitation, the Warrant Indenture;

2.

the incumbency and signatures of signing officers of the Corporation;

2.

the Final Prospectus and any Supplemental Material containing no misrepresentation and constituting full, true and plain disclosure of all material facts relating to the Units and to the Corporation;

2.

no order, ruling or determination having the effect of ceasing or suspending trading in the common shares having been issued and, to the knowledge of the persons signing the certificate, no proceedings for such purpose being pending or threatened;

2.

the Corporation having complied with all covenants and satisfied all terms and conditions of each of this Agreement and the Warrant Indenture on its part to be complied with or satisfied up to the Closing Date; and

2.

without bringing forward any date expressly referenced in a specific representation, the representations and warranties of the Corporation contained in this Agreement being true and correct as of the Closing Date with the same force and effect as if made at and as of the Closing Date;

2.

all actions required to be taken by or on behalf of the Corporation and all requisite filings with the Securities Commissions will have occurred at or prior to the Closing Time so as to validly create and issue the Common Shares, Warrants and the Warrant Shares in accordance with the terms of the Warrant Indenture;

2.

the TSXV will have conditionally approved the listing of the Common Shares and the Warrant Shares on the TSXV subject only to the Standard Listing Conditions;

2.

the Underwriters will have received a certificate from the Transfer Agent, signed by an authorized officer of the Transfer Agent, confirming the issued share capital of the Corporation;

2.

the due diligence conducted by the Underwriters will not have revealed any adverse material change or material fact in respect of the Corporation or the Material Subsidiary not generally known to the public which should have been previously disclosed;

2.

the Corporation will have complied with all covenants contained herein and satisfied all terms and conditions contained herein to be complied with and satisfied by it at or prior to the completion of the Offering; and

2.

the Underwriters will have received such other certificates, opinions, agreements, materials or documents, in form and substance satisfactory to the Underwriters, as they may reasonably require.

2.

Any obligation of the Underwriters to purchase Over-Allotment Units on the Over-Allotment Closing will be subject to the accuracy of the representations and warranties of the Corporation continued herein as of the date of the Over-Allotment Closing, the performance of the Corporation of its obligations hereunder and the receipt by the Underwriters of all certificates, opinions, agreements, materials or documents delivered at the Closing, updated to the date of the Over-Allotment Closing.

CLOSING

2.

The Closing will be completed at the Closing Time at the offices of the Corporation’s Counsel or at such other place as the Underwriters and the Corporation may agree upon.

2.

At the Closing Time, the Corporation will deliver to the Underwriters:

2.

definitive certificates representing the Common Shares and Warrants registered in the name of “CDS & Co.” or such other name or names as the Underwriters may notify the Corporation in writing not less than two Business Days prior to the Closing Time, (provided that any Common Shares and Warrants sold in the United States pursuant to Schedule “A” will be individually certificated and will not be included in any global certificate);

2.

all requisite legal opinions, certificates and comfort letters as contemplated in Section 9; and

2.

such further documentation and opinions as may be contemplated herein or as the Underwriters or the Securities Commissions may reasonably require,

against payment by the Underwriters to the Corporation of the aggregate Issue Price for such Units net of the Underwriters’ Fee and expenses of the Underwriters payable under section 14, in lawful money of Canada by bank draft, certified cheque or wire transfer. The Underwriters will contemporaneously deliver a receipt for such certificates and the Underwriters’ Fee and expenses signed by Raymond James on behalf of the Underwriters.

2.

The Over-Allotment Closing will be completed at the offices of the Corporation’s Counsel, or such other place as the Underwriters and the Corporation may agree upon, on such date and at such time as is specified in the Over-Allotment Notice.  The provisions of section 10.1 and 10.2 will apply mutatis mutandis to the Over-Allotment Closing.

Termination Rights

2.

If, at or prior to the Closing Time, there should occur any material change in the affairs of the Corporation or the Material Subsidiary, or there should be discovered any previously undisclosed material fact (other than a material fact relating solely to any of the Underwriters), required to be disclosed in the Preliminary Prospectus, Final Prospectus or Supplemental Material or there should occur a change in a material fact contained in the Preliminary Prospectus, Final Prospectus or Supplemental Material, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a materially adverse effect on the market price or value of the Corporation’s common shares, any of the Underwriters will be entitled, at its option, but subject to section 11.5, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

2.

If, at or prior to the Closing Time: (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSXV or any Regulatory Authority (other than any such inquiry, action, suit investigation or other proceeding or order relating solely to the Underwriters) or any law or regulation is enacted or proposed or changed that, in the opinion of the Underwriters, acting reasonably, operates to prevent or restrict the trading of the Corporation’s common shares in a material respect or materially and adversely affects or will materially and adversely affect the market price or value of the common shares of the Corporation; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any acts of terrorism or hostilities or escalation thereof or other calamity or crisis, or any law or regulation that, in the opinion of the Underwriters, acting reasonably, materially adversely affects, or would be expected to materially adversely affect, the financial markets or the business, operations or affairs of the Corporation or the Material Subsidiary, any of the Underwriters will be entitled at its option, but subject to section 11.5, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

2.

If, at any time, the Corporation fails to obtain the necessary regulatory approvals in connection with the Offering, including without limitation, the approval of the TSXV and the Securities Commissions, any of the Underwriters will be entitled at its option, but subject to section 11.5, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

2.

The Corporation agrees that all material terms and conditions of this Agreement will be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any of such conditions will entitle any of the Underwriters, at its option, but subject to section 11.5, to terminate its obligations under this Agreement by notice to that effect given to the Corporation at the Closing Time unless otherwise expressly provided in this Agreement.  The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension will be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

2.

The rights of termination contained in sections 11.1, 11.2, 11.3 and 11.4 may be exercised by any or all of the Underwriters; and such rights of termination are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise.  In the event of any such termination, there will be no further liability on the part of each applicable Underwriter to the Corporation or on the part of the Corporation to the applicable Underwriters except in respect of any liability which may have arisen or may arise after such termination under sections 12 and 15.  A notice of termination given by one Underwriter under section 11.1, 11.2, 11.3 and 11.4 will not be binding upon any other Underwriter.

INDEMNIFICATION BY THE CORPORATION

2.

To the extent permitted by law, the Corporation (the “Indemnitor”) agrees to protect, hold harmless and indemnify each of the Underwriters and each of their respective Affiliates, directors, officers, employees, partners, agents, advisors, shareholders and each other person, if any, controlling an Underwriter or any of their Affiliates (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”),  from and against all losses (the “Losses”) (other than losses of profits in connection with the Offering) claims, actions, damages and liabilities, joint or several, (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, actions, damages or liabilities relate to, are caused by or arise directly or indirectly by reason of or in consequence of:

2.

any information or statement (except any information or statement relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Offering Documents being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

2.

any omission or alleged omission to state in the Offering Documents, and any amendments thereto required to be filed, or documents incorporated by reference therein, or any certificate of the Corporation delivered under this Agreement or pursuant to this Agreement any material fact or information (except facts or information relating solely to the Underwriters), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

2.

any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Offering Documents which operates to prevent or restrict the trading in or the sale or distribution of the common shares of the Corporation;

2.

any breach by the Corporation of, or default under, any covenant or agreement of the Corporation in this Agreement which has not been waived by the Underwriters under this Agreement or any inaccuracy of any representation, warranty or any other document to be delivered by the Corporation to the Underwriters pursuant hereto or the failure of the Corporation to comply with any of its obligations hereunder or thereunder; and

2.

the Corporation not complying with any requirement of any Securities Laws applicable to it in connection with the Offering.

2.

If and to the extent that a court of competent jurisdiction, in a final non-appealable judgment in a proceeding in which an Indemnified Party is named as a party, determines that any Losses were caused by or resulted from an Indemnified Party’s breach of this Agreement, breach of applicable laws, gross negligence, fraudulent act or wilful misconduct this indemnity will cease to apply to such Indemnified Party in respect of such Loss and such Indemnified Party will reimburse any funds advanced by the Corporation to the Indemnified Party pursuant to this indemnity in respect of such Loss.  The Corporation agrees to waive any right the Corporation might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

2.

The Corporation agrees that, in any event, no Indemnified Party will have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting claims on the Corporation’s behalf or in right for or in connection with this Agreement, except to the extent that any losses, expenses, claims, actions, costs, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgment (in a proceeding in which the Indemnified Party is named as a party) that has become non-appealable to have resulted from the breach of this Agreement, breach of applicable laws, gross negligence, fraudulent act or wilful misconduct.

2.

If any matter contemplated by section 12 herein (any such matter being referred to as a “Claim”) is asserted against any one or more of the Indemnified Parties, such Indemnified Party will notify the Corporation as soon as reasonably practicable in writing of the nature of such Claim and the Corporation will be entitled (but not required) to assume the defence of any suit brought to enforce such Claim, provided, however, that the defence will be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim may be made by the Corporation or the Indemnified Party without the prior written consent of the other party and the Corporation will not be liable for any settlement of any such Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

2.

In any such Claim, the Indemnified Party will have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel will be paid by the Indemnified Party unless: (i) the Corporation on behalf of itself and the Indemnified Party will have mutually agreed to the retention of other counsel; or (ii) the named parties to any such Claim (including any added third party) include both the Indemnified Party on the one hand and the Corporation on the other hand and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them.  Where more than one Indemnified Party is entitled to retain separate counsel in the circumstances described in this section 12.5, all Indemnified Parties will be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Parties will be paid by the Corporation, unless: (i) the Corporation and the Indemnified Parties have mutually agreed to retention of more than one legal counsel for the Indemnified Parties; or (ii) the Indemnified Parties have or any one of them has been advised in writing by legal counsel thereto that representation of all of the Indemnified Parties by the same legal counsel would be inappropriate due to actual or potential differing interests among them.  Notwithstanding the foregoing, the Corporation will not be liable for any settlement of any Claim unless the Corporation has consented in writing to such settlement, such consent not to be unreasonably withheld.

2.

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in section 12 herein would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters, severally, and not jointly and severally, will contribute to the aggregate of all claims, expenses, costs and liabilities and all Losses of a nature contemplated in section 12 herein in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters bears to the aggregate offering price of the Units and the Corporation is responsible for the balance, whether or not they have been sued together or sued separately.  The Underwriters will not in any event be liable to contribute, in the aggregate, any amount in excess of such aggregate fee or any portion of such fee actually received.  However, no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence will be entitled to claim contribution from any person or company who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

2.

The rights to contribution provided in section 12 herein will be in addition to and not in derogation of any other right to contribution which the Underwriters or the Corporation may have by statute or otherwise at law.

2.

In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation will be limited to contribution in an amount not exceeding the lesser of:

2.

the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible; and

2.

the amount of the aggregate fee actually received by the Underwriters from the Corporation under this Agreement.

2.

If any of the Underwriters has reason to believe that a claim for contribution may arise, it will give the Corporation notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Corporation will not relieve the Corporation of any obligation which it may have to the Underwriters under this section except to the extent by which the Corporation is prejudiced by such failure.

2.

If the Corporation has reason to believe that a claim for contribution may arise, it will give the Underwriters notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Underwriters will not relieve any Underwriter of any obligation which it may have to the Corporation under this section except to the extent by which such Underwriters are prejudiced by such failure.

2.

With respect to section 12 herein, the Corporation acknowledges and agrees that the Underwriters are contracting on their own behalf and as Underwriters and trustees for each other Indemnified Party.

2.

The Corporation agrees to reimburse any Underwriter monthly for the time spent by such Underwriter’s personnel in connection with any Claim at their normal per diem rates.  The Corporation also agrees that if any action, suit, proceeding or claim will be brought against, or an investigation commenced in respect of, the Corporation or the Corporation and the Underwriters and personnel of the Underwriters will be required to testify, participate or respond in respect of or in connection with this Agreement, each Underwriter will have the right to employ its own counsel in connection therewith and the Corporation will reimburse the respective Underwriter monthly for any time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out of pocket expenses as may be incurred, included fees and disbursements of legal counsel.

2.

This indemnity and contribution obligations of the Indemnitor hereunder will be in addition to any liability which the Indemnitor may otherwise have, will extend upon the same terms and conditions to the Indemnified Parties and will be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, and any Indemnified Party. The foregoing provisions will survive the completion of the Offering.

Severability

2.

If any provision of this Agreement will be adjudged by a competent authority to be invalid or for any reason unenforceable in whole or in part, such invalidity or unenforceability will not affect the validity, enforceability or operation of any other provision of this Agreement and such void or unenforeceable provision will be severable from this Agreement.

Expenses

2.

Whether or not the sale of the Units is completed, the Corporation will pay all reasonable expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Units and the filing of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material; (ii) the fees and expenses of the Corporation’s Counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) all of the out-of-pocket expenses of the Underwriters and reasonable fees and disbursements of the Underwriters’ Counsel.

UNDERWRITERS’ OBLIGATIONS

2.

The obligation of the Underwriters to purchase the Units and Over-Allotment Units, if any, will be several, and not joint and several, and will be limited as regards each Underwriter to the percentage of the Units set out opposite the name of such Underwriter below (provided that with respect to the Over-Allotment Units, such percentage may be adjusted as specified in the Over-Allotment Notice):

Raymond James Ltd.

41%
National Bank Financial Inc.

20%
Mackie Research Capital Corporation

13%
Scotia Capital Inc.

13%
Union Securities Ltd.

13%

2.

If an Underwriter (a “Refusing Underwriter”) will not complete the purchase and sale of the Units which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase all but not less than all of the Units which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Units to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters will agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Units pursuant to the foregoing:

2.

the Continuing Underwriters will not be obliged to purchase any of the Units that any Refusing Underwriter is obligated to purchase; and

2.

the Corporation will not be obliged to sell less than all of the Units,

and the Corporation will be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there will be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of sections 12 and 14.

2.

Nothing in this Agreement will oblige any U.S. registered broker-dealer affiliate of any of the Underwriters to purchase the Units. Any U.S. registered broker-dealer affiliate who makes any offers or sales of the Units to U.S. Persons will do so solely as an agent for an Underwriter.

Restriction on Further Issuances of Securities

2.

The Corporation hereby covenants and agrees with the Underwriters, that it will not directly or indirectly, without the prior written consent of Raymond James, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, during the period commencing on the date hereof and ending 90 days following the Closing Date, sell or issue or agree to issue any common shares or securities convertible into common shares of the Corporation, other than pursuant to: (i) the exercise of the Over-Allotment Option; (ii) any existing stock option plan, incentive plan, executive compensation arrangements or convertible securities outstanding as at the Closing Date; or (iii) property or share acquisitions in the ordinary course of business.

Survival of Representations and Warranties

2.

All representations, warranties, covenants, obligations and agreements of the Corporation contained in this Agreement or in any document delivered pursuant to this Agreement or in connection with purchase and sale of the Units will survive the purchase and sale of the Units and the termination of this Agreement and will continue in full force and effect for the benefit of the Underwriters, the Purchasers or the Corporation, as the case may be, in accordance with applicable law, regardless of the closing of the sale of the Units and regardless of any investigation by or on behalf of the Underwriters with respect thereto, until the Survival Limitation Date.

2.

For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Corporation will survive and continue in full force and effect, for the applicable limitation period prescribed by law.

Time of the Essence

2.

Time will be of the essence of this Agreement.

Governing Law

2.

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia.

Funds

2.

All funds referred to in this Agreement will be in Canadian dollars unless otherwise stated herein.

Notice

2.

Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication that is required to or may be given or made hereunder will be in writing and either personally delivered to a responsible officer of the addressee or sent by facsimile transmission to:

If to the Corporation, addressed and sent to:

Kiska Metals Corporation
575 – 510 Burrard Street
Vancouver, British Columbia
V6C 3A8

Attention:

Jason Weber
Fax No.:

604-669-0898

If to the Corporation with a copy (for informational purposes only and not constituting formal notice) to:

Fraser Milner Casgrain LLP
20th Floor, 250 Howe Street
Vancouver, British Columbia
V6C 3R8

Attention:

Alan Hutchison
Fax No.:

604-683-5214

If to Raymond James Ltd., addressed and sent to:

Raymond James Ltd.
Cathedral Place
2300 – 925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Attention:

Lon Shaver
Fax No.:

604-659-8398

If to National Bank Financial Inc., addressed and sent to:

National Bank Financial Inc.
Park Place

3300 – 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Attention:

Jason Hynes
Fax No.:

604-682-2132

If to Mackie Research Capital Corporation, addressed and sent to:

Mackie Research Capital Corporation
4500 – 199 Bay Street

Toronto, Ontario

M5L 1G2

Attention:

Howard Katz
Fax No.:

416-860-7674

If to Scotia Capital Inc., addressed and sent to:

Scotia Capital Inc.
66th Floor – 40 King Street W.

Toronto, Ontario

M5W 2X6

Attention:

Don Njegovan
Fax No.:

416-863-7117

If to Union Securities Ltd., addressed and sent to:

Union Securities Ltd.
901 – 33 Yonge Street

Toronto, Ontario

M5E 1G4

Attention:

Jovan Stupar
Fax No.:

416-777-0619

If to any Underwriter, with a copy (for informational purposes only and not constituting formal notice) to:

McCullough O’Connor Irwin LLP
Suite 2610, Oceanic Plaza

1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

Attention:

David Gunasekera
Fax No.:

604-687-7099

or to such other address as any of the parties may designate by notice given to the others.

2.

Each notice will be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered will, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission will be deemed to be given and received on the Business Day sent if transmitted prior to 2:00 p.m. (Vancouver time) on that day or the next Business Day following the day on which it is sent if transmitted on a day other than a Business Day or after 2:00 p.m. (Vancouver time) on a Business Day.

Authority of Raymond James

2.

Raymond James is hereby authorized by each of the other Underwriters to act on behalf of the Underwriters and the Corporation will be entitled to and will act on any notice given in accordance with section 21 or agreement entered into by or on behalf of the Underwriters by Raymond James which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to section 12 which consent will be given by the Indemnified Party, a notice of termination pursuant to section 11 which notice may be given (subject to section 11.5) by any of the Underwriters, or any waiver pursuant to section 11.4, which waiver must be signed by all of the Underwriters.  In all cases, Raymond James will use its best efforts to consult with each of the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters prior to taking any action contemplated herein.

Counterparts

2.

This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which will be deemed to be an original, and all such counterparts together will constitute one and the same instrument.

Schedules

2.

The Schedules hereto form an integral part of this Agreement.

Entire Agreement

2.

This Agreement will constitute the entire agreement between the parties with respect to the subject matter of this Agreement and will not be changed, modified or rescinded, except in writing signed by the parties.  The provisions of this Agreement supersede all contemporaneous oral agreements and all prior oral and written quotations, communications, agreements and understandings of the parties with respect to the subject matter of this Agreement.

[REMINDER OF PAGE LEFT INTENTIONALLY BLANK]

If the terms and conditions of this Agreement accurately reflect your understanding and you agree with them, then please signify your acceptance by signing each copy or counterpart of this Agreement where indicated below and returning the signed copies or counterparts to us.

RAYMOND JAMES LTD.

Per:

Lon Shaver,

Vice President, Investment Banking

NATIONAL BANK FINANCIAL INC.

Per:

Jason Hynes,

Director, Investment Banking

MACKIE RESEARCH CAPITAL CORPORATION

Per:

Howard Katz,

Managing Director, Investment Banking

SCOTIA CAPITAL INC.

Per:

Don Njegovan,

Director, Investment Banking

UNION SECURITIES LTD.

Per:

Jovan Stupar,

Managing Director, Head of Capital Markets

The foregoing is accepted and agreed to as of the date first above written.

KISKA METALS CORPORATION

Per:

Jason Weber
President and Chief Executive Officer

SCHEDULE A

U.S. OFFERING TERMS AND CONDITIONS

This is Schedule “A” to the Underwriting Agreement (the “Underwriting Agreement”) dated March 9, 2011 among Kiska Metals Corporation and Raymond James Ltd., National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc. and Union Securities Ltd. (collectively, the “Underwriters”).

In this Schedule “A”, all capitalized terms used herein and not defined herein will have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed, and the following terms will have the meanings indicated:

(a)

“Accredited Investor” means an “accredited investor” that satisfies one or more of the criteria set forth in Rule 501(a) of Regulation D;

(b)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

(c)

“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

(d)

“General Solicitation or General Advertising” means “general solicitation” or “general advertising” as used in Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity in this Schedule, general solicitation or general advertising includes, without limitation, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e)

“Securities” means the Units, Common Shares and Warrants comprising the Units, the Warrant Shares issuable upon exercise of the Warrants, the Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants comprising the Over-Allotment Units and the Over-Allotment Warrant Shares issuable upon exercise of the Over-Allotment Warrants;

(f)

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

(g)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter (on its own behalf and on behalf of its U.S. registered broker-dealer affiliate) severally, and not jointly and severally, acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state of the United States and may not be offered or sold, except in accordance with an exemption or exclusion from the registration requirements of the U.S. Securities Act and the securities laws of any applicable state of the United States.

Each Underwriter (on its own behalf and on behalf of its U.S. registered broker-dealer affiliate) severally, and not jointly and severally, represents, warrants and covenants to and with the Corporation that:

1.

It has offered and will offer the Units only in an offshore transaction in accordance with Rule 903 under Regulation S or as provided in sections 2 through 12 below. Accordingly, none of the Underwriters, their affiliates nor any person acting on their behalf, has made or will make (except as permitted in sections 2 through 12 below):

(a)

any offer to sell or any solicitation of an offer to buy, any Units to any person within the United States;

(b)

any sale of Units to any Purchaser unless such Purchaser is not a person within the United States and, at the time the buy order was or will have been originated, the Purchaser was outside the United States, or such Agent, affiliate or person acting on behalf of either reasonably believed that such Purchaser was outside the United States; or

(c)

any Directed Selling Efforts in the United States with respect to the Units.

2.

The Units may only be offered within the United States through the Underwriter’s U.S. registered broker-dealer affiliate and sold by the Corporation directly to Accredited Investors pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D thereunder, and in each case in accordance with applicable securities laws of each applicable state of the United States and will require no filings or actions except as otherwise agreed by the Corporation.

3.

All offers and sales of Units in the United States will be made in compliance with all applicable U.S. federal and state laws and regulations governing registration and conduct of broker-dealers.

4.

The U.S. registered broker-dealer affiliated with such Underwriter is, on the date hereof, and was or will be on the date of each offer and sale of Units in the United States, a duly registered broker-dealer under section 15(b) of the U.S. Exchange Act and the securities laws of each state in which an offer and sale is made (unless exempted from the respective state’s broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.) or otherwise pursuant to Rule 15a-6 under the U.S. Exchange Act, and in compliance with all applicable federal and state U.S. broker-dealer requirements.

5.

All offers to sell and solicitations of offers to buy the Units in the United States by the  U.S. registered broker-dealer affiliated with such Underwriter were made only to persons with whom such Underwriter or U.S. registered broker-dealer affiliate has pre-existing relationships and who such Underwriter or U.S. registered broker-dealer affiliate has a reasonable basis to believe and did believe to be Accredited Investors and, on the date hereof, continues to believe that each such Purchaser is an Accredited Investor.

6.

In connection with the offers and sales of Securities in the United States, the Underwriter agrees not to offer to sell, or to solicit any offer to buy, Securities by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

7.

Such Underwriter agrees to inform each Purchaser in the United States, or person who was offered Units in the United States, that none of the Securities have been or will be registered under the U.S. Securities Act or the securities laws of any state in the United States and that the Units are being offered and sold in the United States in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(2) and Rule 506 of Regulation D.

8.

Each Purchaser of Units in the United States or person who was offered Units in the United States by such Underwriter, will have: (i) executed a U.S. subscription agreement in the form attached to the final U.S. Private Placement Memorandum; and (ii) received, prior to the time of purchase of any Units, the final U.S. Private Placement Memorandum.

9.

Such Underwriter has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Units, except with its U.S. registered broker-dealer affiliate, any members of the Selling Group or with the prior written consent of the Corporation.  It will require each member of the Selling Group to agree, for the benefit of the Corporation, to comply with, and will use its best efforts to ensure that each member of the Selling Group complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such members of the Selling Group.

10.

At least one business day prior to the Closing Date, the U.S. registered broker-dealer affiliated with such Underwriter will provide the Corporation with a list of all Purchasers of Units in the United States and/or persons who were offered Units in the United States.

11.

Neither such Underwriter, the U.S. registered broker-dealer affiliated with such Underwriter, their respective affiliates nor any person acting on their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Units.

12.

At closing, each Underwriter, will either: (i) provide a certificate, substantially in the form of Appendix I hereto; or (ii) be deemed to have represented and warranted to the Corporation, as of the Closing Time or the closing time of the Over-Allotment Option, as applicable, that it did not and will not offer or sell any of the Units in the United States.

Representations, Warranties and Covenants of the Corporation

1.

The Corporation represents that it is and as of the date of issuance of the Units will be a Foreign Issuer and that as of the date hereof there is and as of the date of issuance of the Units there will be no Substantial U.S. Market Interest in the Units.

2.

The Corporation represents that it is not, and after the sale of the Units or issuance of the Common Shares, Warrants or Warrant Shares as contemplated hereby, will not be, registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

3.

The Corporation represents and agrees that neither it, nor any of its affiliates, nor any person (other than the Underwriters and their U.S. registered broker-dealer affiliates, members of the Selling Group or any person acting on their behalf as to which the Corporation makes no representation or agreement) acting on behalf of it or its affiliates:

(a)

except with respect to offers and sales to Accredited Investors in reliance upon an exemption from registration under the U.S. Securities Act, neither the Corporation nor any of its affiliate, nor any person acting on its or their behalf (other than Underwriters, their U.S. registered broker-dealer affiliates, or any members of the Selling Group, as to whom the Corporation makes no representation or agreement), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Units to a person in the United States; or (B) any sale of Units unless, at the time the buy order was or will have been originated, the Purchaser is (i) outside the United States, or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the Purchaser is outside the United States;

(b)

has made or will make any Directed Selling Efforts in the United States with respect to the Units, or has taken or will take any action, including any Directed Selling Efforts, that would (i) cause the exemption afforded by Section 4(2) and Rule 506 of Regulation D to be unavailable for offers and sales of the Units pursuant to this Agreement; or (ii) constitute a violation of Regulation M under the U.S. Exchange Act;

(c)

in connection with the offer or sale of the Units has engaged or will engage in any General Solicitation or General Advertising in the United States or has acted or will act in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act; or

(d)

except with respect to the offer and sale of the Securities offered hereby, neither the Corporation nor any person acting on behalf of the Corporation has, within six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of the Corporation’s securities of the same or similar class to that of the Securities, and will not do so for a period of six months following the completion of this Offering, in a manner that would be integrated with the offer and sale of the Securities and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Securities.

4.

The Corporation represents that none of the Corporation or any of its predecessors or affiliates have been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

5.

The Corporation will complete and timely file with the SEC a Notice on Form D after the first sale of Units pursuant to Rule 506 of Regulation D, and will make such filings with state securities commission as required by state law to secure an exemption from registration under such state securities laws in respect of the sale of the Units as applicable, in such states.

6.

For each taxable year, if any, that the Corporation qualifies as a “passive foreign investment corporation” (a “PFIC”), as defined in Section 1297(a) of the Internal Revenue Code of 1986, as amended (the “Code”), in the case of a purchaser of Units that is a “United States person,” as defined in Section 7701(a)(30) of the Code, and that is making or has made an effective “qualified electing fund” election, as defined in Section 1295 of the Code with respect to the Corporation (a “QEF Election”), the Corporation will provide to such purchasers, upon written request: (a) a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation), including all representations and statements required by such PFIC Annual Information Statement; and (b) all additional information that such purchaser is required to obtain in connection with making or maintaining a QEF Election. The Corporation shall also take such other actions as may reasonably be necessary to facilitate and maintain a QEF Election by any such purchaser. With regard to the PFIC Annual Information Statement, (i) except as otherwise requested by any particular purchaser, the Corporation must provide a PFIC Annual Information Statement described in Treasury Regulation Section 1.1295-1(g)(1)(ii)(A) or (B); and (ii) as permitted by Treasury Regulation Section 1.1293-1(a)(2)(A), the Corporation will calculate and report the amount of each category of long-term capital gain described in Section 1(h) of the Code that was recognized by the Corporation.  The Corporation may elect to provide such information (including its PFIC Annual Information Statement) on its website (www.kiskametals.com).

APPENDIX I
TO SCHEDULE “A”

CERTIFICATE

In connection with the private placement in the United States of Units of Kiska Metals Corporation (the “Corporation”) pursuant to the Underwriting Agreement dated March 9, 2011, among the Corporation, Raymond James Ltd., National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc. and Union Securities Ltd. (collectively, the “Underwriters”) named therein (the “Underwriting Agreement”), the undersigned Underwriter, and if applicable, its affiliated U.S. registered broker-dealer affiliate, do hereby certify as follows:

(i)

the U.S. registered broker-dealer affiliate is, on the date hereof and was on the date of each offer and sale of Units in the United States, a duly registered broker or dealer with the United States Securities and Exchange Commission, and the securities laws of each state in which an offer or sale of Units is made (unless exempted from the respective state’s broker-dealer registration requirements), and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. and all offers and sales of Units in the United States have been effected by the U.S. registered broker-dealer affiliate in accordance with all U.S. federal and state laws and regulations governing the registration and conduct of securities broker and dealers;

(ii)

all the Units offered in the United States were offered by the U.S. registered broker-dealer affiliate, and sold by the Corporation, to “accredited investors” (“Accredited Investors”) satisfying one or more of the criteria set forth in Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

(iii)

each offeree of the Units in the United States was provided with a copy of the preliminary and/or final U.S. Private Placement Memorandum, and each Purchaser of Units in the United States, or person that was offered Units in the United States, prior to the sale of Units to such Purchaser, was provided with a copy of the final U.S. Private Placement Memorandum, and no other written material has been used by us in connection with the offering of the Units;

(iv)

immediately prior to our transmitting such preliminary U.S. Private Placement Memorandum and/or the final U.S. Private Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Accredited Investor, and on the date hereof, we continue to believe that each Purchaser in the United States, or person that was offered Units in the United States, is an Accredited Investor. Prior to any sale to a Purchaser in the United States or person that was offered Units in the United States, we obtained a signed U.S. subscription agreement from such Accredited Investor in the form attached to the final U.S. Private Placement Memorandum;

(v)

no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Units in the United States, nor have we engaged in any Directed Selling Efforts;

(vi)

neither we nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M of the SEC under the United States Securities Exchange Act of 1934, as amended; and

(vii)

the offering of the Units has been conducted in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “A” thereto) unless otherwise defined herein.

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DATED this ___ day of _____________, 2011.

[UNDERWRITER]

[U.S. BROKER-DEALER AFFILIATE]

Per:

Per:

Name:

Name:

Title:

Title:

[UNDERWRITER]

[U.S. BROKER-DEALER AFFILIATE]

Per:

Per:

Name:

Name:

Title:

Title: